September 14, 2010

VIA EDGAR AND BY UPS

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                               FairPoint Communications, Inc.
Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009 (as filed on May 28, 2010)

Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2010 (as filed on June 18, 2010)

Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2010 (as filed on August 5, 2010)

File No. 001-32408

Ladies and Gentlemen:

On behalf of FairPoint Communications, Inc., a Delaware corporation (the “Company”), we are submitting the attached copy of the Company’s response to the Staff’s comments conveyed in its comment letter, dated August 31, 2010. This letter and the attached response were transmitted for filing with the Commission via EDGAR on the date hereof.

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6932.

Sincerely,

/s/ Jeffrey J. Pellegrino

Jeffrey J. Pellegrino

of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Jonathan Groff
Shirley J. Linn

FAIRPOINT COMMUNICATIONS, INC.

Memorandum of FairPoint Communications, Inc.’s Responses to
Comments of the Staff of the Commission

Conveyed in a Letter Dated August 31, 2010

The Staff’s comments are reproduced in their entirety below, and the responses thereto are set forth in bold after each comment.

Form 10-Qs for the Quarters Ended March 31, 2010 and June 30, 2010

Item 1.  Financial Statements

Comment 1.           We note your response to comment 1 in our letter dated August 16, 2010.  Expand your disclosure in Note 1 to your financial statements confirming that under any of the likely scenarios for resolution of the company’s bankruptcy plan over the Vermont Board’s rejection there would not be a material adverse effect on the company’s financial condition or results of operations.

Response:  We refer you to the disclosure contained in Exhibit A hereto, which has been prepared to address Comment 1 and the potential impact of the Vermont Board’s rejection.

Promptly upon receipt of the Staff’s confirmation that the revised disclosure contained in Exhibit A hereto addresses the issues raised in Comment 1 above, the Company intends to file a Form 10Q/A for the Quarterly Period ended June 30, 2010, which will include the revised disclosure.

Item 4.  Controls and Procedures

Comment 2.           We note your response to comment 4 in our letter dated August 16, 2010.  We note, however, that your Form 10-Qs for the first two quarters of 2010 state that management took steps to “begin” remediation of material weaknesses.  Please also revise these filings consistent with your proposed changes to your Form 10-K.

Response:  We refer you to the disclosure contained in Exhibit B hereto, which has been revised to provide updated information regarding the remediation undertaken by the Company with respect to its material weaknesses.

Promptly upon receipt of the Staff’s confirmation that the revised disclosure contained in Exhibit B hereto addresses the issues raised in Comment 2 above, the Company intends to file Form 10Q/As for the Quarterly Periods ended March 31, 2010 and June 30, 2010, each of which will include the revised disclosure.

Form 10-K for the Year Ended December 31, 2009

Item 10.  Directors, Executive Officers and Corporate Governance, page 157

Comment 3.           We note your response to comment 9 in our letter dated August 16, 2010.  Please note that the requirements of Item 401(c) of Regulation S-K apply to every director of the company regardless of who nominated them.  Therefore, if the board did not evaluate the qualifications of any individuals serving as board members the disclosure should make this clear.  Please revise accordingly.

Response: Promptly upon receipt of the Staff’s confirmation that the revised disclosure contained herein with respect to the foregoing Comments 1 and 2 address the issues raised by the Staff, the Company intends to file a Form 10K/A for the Fiscal Year ended December 31, 2009, which would revise the disclosure contained in Item 10 to include disclosure which states that the Company’s existing board members did not evaluate the qualifications of the individuals nominated to the board of directors because (i) one of the director nominees is the Chief Executive Officer of the Company, (ii) five of the director nominees were selected by the steering committee of the Company’s pre-petition secured lenders and (iii) the remaining director nominee was selected by the steering committee of the ad hoc committee of the holders of the Company’s 13-1/8% senior notes due April 1, 2018 and 13-1/8% senior notes due April 2, 2018, in each case pursuant to the Company’s plan of reorganization.

Executive Compensation, page 162

General Principals and Procedures, page 162

Comment 4.           We note your response to comment 10 in our letter dated August 16, 2010.  Please include your supplemental response in your amended Form 10-K.

Response:  Promptly upon receipt of the Staff’s confirmation that the revised disclosure contained herein with respect to the foregoing Comments 1 and 2 address the issues raised by the Staff, the Company intends to file a Form 10K/A for the Fiscal Year ended December 31, 2009, which would revise the disclosure contained in Item 10 to include the disclosure which was included in the supplemental response of the Company provided to the Staff’s comment 10 contained in its letter dated August 16, 2010.

*              *              *

Acknowledgement

At the request of the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009, Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2010 and Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2010 (collectively, the “Filings”);

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Exhibit A — Response to Comment 1

The following disclosure, which was originally included on pages 11 through 12 of the Company’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2010, has been revised as indicated in the Company’s response to Comment 1:

Recent Developments Related to the Chapter 11 Cases

Regulatory Approvals in Maine, New Hampshire and Vermont

The Company is required as a condition precedent to the effectiveness of the Plan to obtain certain regulatory approvals, which include approvals from the PUCs in Maine and New Hampshire, and the Vermont Public Service Board (the “Vermont Board”). In connection with the Chapter 11 Cases, the Company has negotiated with representatives of the state regulatory authorities in each of Maine, New Hampshire and Vermont with respect to (i) certain necessary approvals relating to the Chapter 11 Cases and the Plan (each a “Bankruptcy Approval,” and collectively, the “Bankruptcy Approvals”) and (ii) certain modifications to the requirements imposed by those state regulatory authorities as a condition to approval of the Merger (each a “Merger Order,” and collectively, the “Merger Orders”). The Company has agreed to regulatory settlements with the representatives for each of Maine, New Hampshire and Vermont regarding modification of each state’s Merger Order (each a “Regulatory Settlement,” and collectively, the “Regulatory Settlements”). These Regulatory Settlements and the Bankruptcy Approvals require the final approval of the applicable regulatory authorities in Maine, New Hampshire and Vermont.

On June 24, 2010, the Maine Public Utilities Commission (the “MPUC”) provided its Bankruptcy Approval and approved the Regulatory Settlement for Maine.

On June 28, 2010, the Vermont Board failed to provide its Bankruptcy Approval and rejected the Regulatory Settlement for Vermont. Specifically, the Vermont regulatory authorities did not believe that the Company had demonstrated the financial capability to meet its obligations under Vermont law and questioned certain assumptions made by the Company with respect to its financial capability after the effectiveness of the Plan. The Company intends to provide supplemental information to the Vermont Board and believes that the Company ultimately should be able to obtain the approval of the Vermont Board. However, if the Company is unable to obtain the approval of the Vermont Board, the Company believes that it could have the Plan or a modified plan of reorganization that addresses the issues associated with Vermont and modifies the Vermont Merger Order in accordance with the Vermont Regulatory Settlement (a “Modified Plan”) confirmed by the Bankruptcy Court without the approval of the Vermont Board.  If the Vermont Board approves the Plan or the Company is able to have the Plan or a Modified Plan confirmed by the Bankruptcy Court, the Company believes that the initial rejection of the Plan by the Vermont Board would not have a material adverse effect on the Company’s financial condition and results of operations. However, if the Vermont Board does not ultimately approve the Plan and the Company fails to have the Plan or a Modified Plan confirmed by the Bankruptcy Court without the approval of the Vermont Board, such failure could have a material adverse effect on the Company’s financial condition and results of operations, and it is unclear what, if anything, holders of claims against us, including holders of the notes, would ultimately receive with respect to their claims.  In addition, if the Plan or a Modified Plan is confirmed by the Bankruptcy Court without the approval of the Vermont Board but the Vermont Merger Order is not modified in accordance with the Vermont Regulatory Settlement, the continued effectiveness of the Vermont Merger Order could have a material adverse effect on the Company’s financial condition and results of operations.

On July 7, 2010, the New Hampshire Public Utilities Commission (the “NHPUC”) provided its Bankruptcy Approval and approved the Regulatory Settlement for New Hampshire.

Exhibit B— Response to Comment 2

The following disclosure, which was originally included on pages 74 through 75 and 70 through 71 of the Company’s Quarterly Reports on Form 10-Q for the Quarters ended March 31, 2010 and June 30, 2010, respectively, has been revised as indicated in the Company’s response to Comment 2:

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Quarterly Report, we carried out an evaluation under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of our “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act). Disclosure controls and procedures are controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Based upon this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective due to the following material weaknesses which were identified in our Aunnual Report on Form 10-K for the year ended December 31, 2009 and which remain in existence as of the date of this report:

1. Our information technology controls were not adequate. Adequate testing was not performed to ensure that certain revenue transactions were properly accounted for and transferred from our billing system to our general ledger. Also, access to our information systems was not appropriately restricted.

2. Our management oversight and review procedures designed to monitor the accuracy of period-end accounting activities were ineffective. Specifically, our account reconciliation processes were not adequate to properly identify and resolve discrepancies between our billing system and our general ledger in a timely manner. In addition, control weaknesses existed relating to revenue, operating expenses, accounts receivable, fixed assets and income taxes.

As of February of 2010, our management believes that we have corrected the primary issues that led to the Restatement. Specifically, we have:

1. Corrected billing system settings so that they properly transfer the identified transactions to the general ledger; and

2. Enhanced our account reconciliation and review procedures to detect this type of error on a timely basis in the future.

Management has also implemented quarterly reviews of access to our information systems to identify and correct potential access exceptions more timely.

In addition, the following actions are underway:

1. Development of a testing process relating to general ledger recording of revenue transactions;

2. Modification of certain Oracle responsibilities to address issues relating to access to our information systems;

3. Development of improved termination communication processes to improve timeliness of removal of employees from our information systems upon termination;

4. Further improvement of our account reconciliation procedures, including review of reconciliations, to help identify potential errors; and

5. Implementation of income tax management software to automate more of our tax computations and to facilitate improvements to our tax review procedures.

However, certain of the issues that led to the identified material weaknesses remain open at this time. We believe these measures and other planned process improvements will adequately remediate the material weaknesses described above and will strengthen our internal controls over financial reporting. We are committed to continuing to improve our internal control processes and will continue to review our financial reporting controls and procedures. As we continue to evaluate and work to improve our internal control over financial reporting, we may identify additional measures to address these material weaknesses or determine to modify certain of the remediation procedures described above. Our management, with the oversight of the audit committee of our board of directors, will continue to assess and take steps to enhance the overall design and capability of our control environment in the future.